UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 14 September 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Financial results for the year ended 30 June 2009

SASOL LIMITED
Company registration number: 1979/003231/06,
incorporated in the Republic of South Africa

	JSE	NYSE
Share code:	SOL	SSL
ISIN code:	ZAE000006896	US8038663006

FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2009

Delivering results in uncertain times
- cash generated by operating activities of R48 billion
- excluding once-off charges, operating profit maintained
- headline earnings per share down 33% to R25,42
- oil hedge cushions impact of sharp decline in oil prices
- deleveraged balance sheet positions company well to fund growth
- overall group production volumes up
- Oryx and Arya Sasol plants performing successfully
- growth projects remain on course

Overview
Chief Executive, Pat Davies says:
"Our deleveraged balance sheet and strong cash flows continue to serve the group well in weathering the storm and in funding our prioritised growth programme in tough credit markets. The global economic recession created opportunities for us to examine all our operations. Our response has, for instance, resulted in significant working capital improvements across our businesses, positively impacting the group's cash position. This, together with our focus on efficiency and operational improvements is enhancing the group's competitiveness. Our growth strategy remains unchanged and, despite the economic crisis, we have many opportunities which will provide for long-term, sustainable growth. We have acted swiftly to improve competition law compliance and will have completed our comprehensive group-wide review by December 2009."

The global economic impacts and consequent weakening in the market for our products affected our results. Earnings attributable to shareholders for the year ended 30 June 2009 decreased by 39% to R13,6 billion from R22,4 billion in the previous financial year, while earnings per share and headline earnings per share decreased by 39% to R22,90 and by 33% to R25,42, respectively, compared to the prior year.

Operating profit of R24,7 billion declined by 27% compared to the previous financial year. Operating profit was negatively impacted by lower average crude oil prices (average dated Brent was US$68,14/barrel in 2009 compared to US$95,51/barrel in 2008) and chemical product prices, partially offset by a 24% weaker average rand/US dollar exchange rate (R9,04/US$ in 2009 compared to R7,30/US$ in 2008). The average oil price achieved during the year was cushioned by the effect of the oil hedges during the year which resulted in a realised gain of R5 056 million. The decrease in operating profit was further impacted by large once-off charges including competition related fines of R3 947 million, the Escravos gas-to-liquids (EGTL) provision of R1 280 million and the Inzalo share-based payment expense of R3 202 million. Excluding the impact of once-off charges, operating profit was maintained.

The increase in the effective tax rate is as a result of the competition related fines and the share-based payment expenses which are not deductible for tax purposes.

The increase in cash fixed costs , excluding the effects of once-off costs and growth initiatives, at 16% is well above inflationary levels. This increase resulted mainly due to the negative impact of a weaker exchange rate on our costs and the abnormal increase in electricity costs at our South African operations. Whilst we are able to generate nearly a third of our electricity requirements, the South African state owned electricity provider, Eskom, increased average annual electricity tariffs by 27,5% in June 2008.

Cash of R48,2 billion generated by operating activities represents a 39% increase compared to the previous financial year. The increase is mainly due to significant working capital improvements.

Chief Financial Officer, Christine Ramon says:
"Our strong cash position was enhanced by the cash conservation approach instituted last October at the onset of the global economic crisis. We have reprioritised capital expenditure for the next two years to about R15 billion per annum. We continue to maintain a flexible approach to our capital expenditure programme, ensuring that our pipeline of growth projects is not affected, and our investment in growth continues unabated.

Signs of economic recovery are visible with improved market sentiment reflected in the uptick in oil and product prices. However, we remain cautious on the shorter term outlook for oil prices and product prices and continue to plan prudently for an extended period of global economic recovery."

Sustained performance from our existing businesses
South African energy cluster
Sasol Mining – increased turnover despite lower sales volumes
Operating profit of R1 593 million was 14% higher than the previous year. While turnover increased due to higher coal prices achieved in the first half of the year, this was partially offset by lower sales volumes to Sasol Synfuels and to the coal export market coupled with higher operating costs per unit in light of lower production volumes.

Sasol Gas – stable sales volumes at higher gas prices
Operating profit increased by 36% to R2 424 million compared to the previous year as a result of higher gas prices and stable sales volumes. Higher cash fixed costs were experienced due to a focus on safety initiatives and preparation for the commissioning of a new compressor station at Komatipoort.

Sasol Synfuels – increased operating profit despite lower production volumes
Sasol Synfuels' operating profits increased by 30% to R25 188 million, despite 4,1% lower production volumes compared to the previous year as a result of instability in key plants. The increase in profits resulting from weaker exchange rates was, however, partially offset by lower average oil prices and significant feedstock price escalations. Included in the operating profit is a gain of R4 904 million relating to the oil hedge.

Sasol Oil – declining product prices resulting in losses
Sasol Oil recorded an operating loss of R351 million compared to an operating profit of R5 507 million for the prior year as a result of the steep decline in product prices on the back of fast falling crude oil prices. This resulted in negative stock effects and pressure on refining margins during the first half of the year. Improved performance in the latter part of the year did not fully offset the earlier losses.

International energy cluster
Sasol Synfuels International (SSI) – successful production ramp up of Oryx GTL plant
SSI reflected an operating loss of R235 million compared to an operating loss of R621 million in the previous year. This improvement was mainly due to the successful ramp up in production of the Oryx gas-to-liquids (GTL) plant, offset by higher study costs to assess the commercial viability of a number of opportunities together with a loss of R771 million realised on the reduction of our economic interest in the EGTL project. Following negotiations with Chevron Nigeria Limited, Sasol reduced its economic interest from 37,5% to 10% for which a consideration of R3 486 million (US$360 million) was received. Due to uncertainties that have recently arisen from the fiscal arrangements for the project, management reassessed the impact on its commitments relating to the project. This resulted in a provision of R1 280 million being recognised. Sasol's retained 10% economic interest in EGTL is now recognised as an investment in an associate.

Production at the Oryx GTL plant in Qatar increased steadily and the average daily production more than doubled since the previous year.

Sasol Petroleum International (SPI) – increasing upstream capacity
Operating profit increased by 11% to R1 115 million compared to the previous year, mainly due to higher sales volumes and the weakening of the rand/US dollar exchange rate. Gas production levels in Mozambique were maintained, while oil and condensate production levels increased slightly compared to the prior year. During the year, SPI extended its global footprint and made entries into Papua New Guinea and Australia. With the commissioning of the Pande gas field in Mozambique as well as the execution of a second gas sales agreement, SPI achieved a 5 year average proved reserve replacement ratio of 167%.

Chemical cluster
Sasol Polymers – positive contribution from offshore operations
Operating profit decreased by 37% to R946 million compared to the previous year, mainly due to the sharp decline in polymer sales prices in the latter part of the year. The resulting margin squeeze was partially offset by additional production volumes at Arya Sasol Polymers plants, which made a positive contribution to our operating profit.

Sasol Solvents – lower sales volumes and margins
Operating profit decreased by 79% to R495 million compared to the previous year due to reduced sales volumes following market-related cutbacks in production. Sales prices and, to a lesser extent, margins were lower in the second half, than in the first half of the year.

Sasol Olefins & Surfactants (Sasol O&S) – inventory revaluations leads to operating loss
Sasol O&S reported an operating loss of R160 million compared to an operating profit of R1 512 million for the previous year, mainly as a result of the revaluation of inventory at lower international product prices. In addition, the business experienced reduced sales volumes and margins due to the economic downturn, especially in the global automotive and construction sectors. Sasol O&S's turnaround and restructuring is well on track and has already positioned the business to better respond to the economic downturn.

Other chemical businesses – competition related penalties, reduced sales volumes and inventory revaluations result in operating losses
Other chemical businesses recorded an operating loss of R3 525 million compared to an operating profit of R1 200 million for the previous year due to the European Commission fine on Sasol Wax GmbH of R3 678 million (€318,2 million) and the administrative penalty payable by Sasol Nitro to the South African Competition Commission of R251 million. Additionally, an amount of R242 million is provided for the closure of the Sasol Nitro Phalaborwa and Polyfos operations. Excluding these once-off items, operating profit decreased by 44% compared to the previous year resulting from reduced sales volumes and inventory revaluations.

Competition law compliance
As announced previously, we initiated a comprehensive group-wide competition law compliance review in July 2008, which is still ongoing. We will, in the course of conducting these reviews, adopt appropriate remedial and/or mitigating steps and make disclosures on material findings as and when appropriate.

The competition law compliance review has revealed and may still reveal competition law contraventions or potential contraventions in respect of which we have taken or will take appropriate remedial and/or mitigating steps including lodging leniency applications. Additionally, we have reached a settlement agreement with the Competition Commission in respect of previously disclosed matters pertaining to Sasol Nitro.

The South African Competition Commission is conducting investigations into the South African piped gas, petroleum, wax and polymer industries. We continue to interact and co-operate with the Competition Commission in respect of the subject matter of the leniency applications as well as in the areas that are subject to Competition Commission investigations. The company is continuing to evaluate and enhance its legal compliance controls mainly by way of the competition law compliance review. To the extent appropriate, further announcements will be made in future.

Sustaining Sasol into the future
Pursuing sustainable development opportunities remains a focus area for Sasol:
• The recordable case rate for employees and service providers, including injuries and illnesses, was 0,54 at 30 June 2009 compared to 0,50 at 30 June 2008.

• We have updated our challenging targets to reduce our carbon dioxide (CO_2) emissions. Existing operations will emit 15% less CO_2 per unit of production by 2020 than they did in 2005. New coal-to-liquids (CTL) plants will emit 20% less CO_2 by 2020 and 30% less by 2030 than the average 2005 CTL design baseline.

• We regularly review the group's long-term (i.e. towards 2050) absolute green house gas (GHG) emission targets, as developments in the global climate change arena take place. Such targets are also contingent on technological advances, such as carbon capture and storage (CCS), increased utilisation of renewable energy as well as developments in the regulatory and fiscal environments in which we operate.

• The first phase of the Sasol Mining black economic empowerment (BEE) strategy received a setback when a notice of intention to withdraw from the Igoda transaction was given by our partner, Exxaro Coal Mpumalanga. Sasol Mining is actively pursuing alternatives to ensure that its BEE strategy remains intact.

Sasol Mining remains in compliance with the Mining Charter and will be compliant with the Charter by 2014.

Growth projects achieving objectives
Our flexible approach to our capital expenditure programme allows us to continuously reprioritise and ensure that our pipeline of growth projects is advanced.

• Our feasibility study into a CTL plant in China is progressing according to schedule.

• In April 2009, SSI signed a heads of agreement for the possible construction of a 1,3 million tonnes per annum GTL plant in Uzbekistan with our partners, Uzbekneftegaz and Petronas.

• In India, the SSI and Tata joint venture for a CTL facility has progressed to the pre-feasibility stage following the award of a coal block in the eastern state of Orissa.

• Gas production capacity in Mozambique has increased with SPI's commissioning of the onshore Pande gas field, and we are well on track to increase the capacity of our upstream production facilities from 120 to 183 million giga joules per annum.

• In Gabon, SPI's Ebouri offshore oil field was successfully commissioned.

• Preparatory work for phase one of the Sasol Synfuels progressive expansion project in South Africa, the Secunda Growth Programme, is progressing. Phase one, based on natural gas, is expected to increase production by 3% by 2012 and will improve energy efficiency through internal electricity generation capacity increasing by 33%.

• In South Africa, Project Mafutha is scheduled to start bulk sample mining before the end of the 2009 calendar year in order to commence large scale gasification trials in one of Sasol Synfuels' gasifiers. The environmental impact study is scheduled to start in the third quarter of the 2009 calendar year.

• Sasol Wax to continue with basic engineering and environmental approvals for the project to double hard wax production at our Sasolburg facilities in South Africa.

Cash conservation contributes to deleveraged balance sheet
The deleveraged balance sheet reflected an under-geared position
of 1,2% at 30 June 2009 compared to a gearing level of 20,5% at
30 June 2008. This resulted from our cash conservation drive, the
suspension of the share repurchase programme and capital
prioritisation. A low level of gearing is expected to be
maintained in the short-term, but we expect that it will return
to within our targeted range of 20% to 40% in the medium to long
term as a result of our large capital intensive growth programme.

During the current year, the company repurchased a total of 3 216
769 Sasol ordinary shares at an average price of R346,45 per
share. Total shares repurchased since the inception of the
programme in March 2007 represents about 6,4% of the issued share
capital at 30 June 2009, excluding the shares issued in terms of
the Sasol Inzalo share transaction. During the period, 31 500 000
ordinary shares of the repurchased shares were cancelled for a
total value of R7,9 billion. Sasol Investment Company (Pty)
Limited holds 8 809 886 Sasol ordinary shares. At the Annual
General Meeting of 28 November 2008, shareholders renewed the
authority to buy back up to 4% of the issued share capital for a
further 15 months.

Profit outlook* – reduction in earnings for the full 2010
financial year
The decline in global chemical markets seen in the second half of
the year is expected to stabilise, although increasing feedstock
costs are expected to have a negative impact on our chemical
businesses. While there has been some recovery in the markets of
late, the crude oil price and rand/US dollar exchange rate
remains volatile.

Taking into account the overall market conditions and our
assumptions in respect of crude oil and product prices which are
expected to remain at levels seen in the latter part of the 2009
financial year, as well as the current levels of lower chemical
product demand, an expected significantly stronger rand/US dollar
exchange rate and some improvement in overall production volumes,
the earnings for the 2010 financial year are expected to reflect
a reduction compared to the 2009 financial year. The current
volatility and uncertainty of global markets makes it difficult
to be more precise in this outlook statement.

The board considered it prudent to declare the final dividend in line with our dividend policy and targeted earnings cover range of 2,5 times to 3,5 times given the volatility and uncertainty in the current economic climate in the interests of the company's growth strategy and the preservation of long-term shareholder value. Accordingly, the dividend for the full 2009 financial year reflects the lower earnings achieved for the year. In future, we expect to maintain our dividend policy within the targeted range of 2,5 times to 3,5 times annual earnings cover.

*In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company's auditors.

Acquisitions and disposals of businesses
In July 2008, Exel Petroleum (Pty) Limited acquired the remaining 50,1% of Exelem Aviation (Pty) Limited for a purchase consideration of US$1,7 million.

With effect from 20 August 2008, Sasol Properties (Pty) Limited acquired accommodation for staffing for the Sasol Synfuels growth initiative for a purchase consideration of R17,3 million.

With effect from 23 December 2008, SSI reduced its interest in the Escravos GTL Project in Nigeria for a consideration of US$360 million, retaining a 10% interest.

On 24 December 2008, Sasol Group Services (Pty) Limited acquired a 40% interest in Thin Film Solar Technologies (Pty) Limited in South Africa, for a purchase consideration of R40 million.

Subsequent events
On 9 July 2009, Mr C Beggs was appointed as a non-executive director of Sasol Limited as well as a member of the Audit Committee.

On 15 July 2009, Sasol signed a joint venture agreement with Uzbekneftegaz, the natural oil and gas company of Uzbekistan, and Petronas of Malaysia, and launched a feasibility study for the development and implementation of a GTL project in Uzbekistan.

On 14 August 2009, in the Government Gazette No 32484, a change in ad valorem duties affecting various products in our South African chemical businesses, especially Sasol Polymers, was announced. If the full tariff reduction is applied to the turnover of the relevant businesses it has a negative effect of approximately R400 million on operating profit.

On 18 August 2009, Sasol Nitro announced the possible closure of its Phalaborwa operations due to adverse market conditions.

Declaration of cash dividend number 60
A final cash dividend of South African R6,00 per ordinary share (2008: R9,35 per share) has been declared. The final cash dividend is payable on all ordinary shares, excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:

Last day for trading to qualify for and participate in the dividend (cum dividend)	Friday, 9 October 2009
Trading ex dividend commences	Monday, 12 October 2009
Record date	Friday, 16 October 2009
Dividend payment date	Monday, 19 October 2009

Holders of American Depositary Receipts:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 14 October 2009
Record date	Friday, 16 October 2009
Approximate date for currency conversion	Tuesday, 20 October 2009
Approximate dividend payment date	Friday, 30 October 2009

On Monday, 19 October 2009, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who have dematerialised their share certificates will have their accounts credited on Monday, 19 October 2009.

Share certificates may not be dematerialised or re-materialised between Monday, 12 October 2009 and Friday, 16 October 2009, both days inclusive.

On behalf of the board

Hixonia Nyasulu
Chairman

Pat Davies
Chief Executive

Christine Ramon
Chief Financial Officer

Sasol Limited
11 September 2009

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2008 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Limited, 70 Marshall Street, Johannesburg 2001 PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Sponsor: Deutsche Securities (SA) (Pty) Limited

Directors (non-executive): TH Nyasulu (Chairman), C Beggs*, BP Connellan*, HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain (Indian), IN Mkhize*, MJN Njeke*, JE Schrempp (German)*, TA Wixley* (executive): LPA Davies (Chief executive), KC Ramon (Chief financial officer), VN Fakude, AM Mokaba *Independent

Company secretary: NL Joubert

American depositary receipts (ADR) program: Cusip number 803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

Sasol Limited is the world's leader in the conversion of coal and gas to transportation fuels and chemicals.

Segment report for the year ended 30 June

Turnover Rm		Business unit analysis	Operating profit Rm	
2008	2009	South African	2009	2008
104 790	103 358	energy cluster	28 684	28 048
7 479	8 297	• Mining	1 593	1 393
4 697	5 666	• Gas	2 424	1 785
39 616	37 701	• Synfuels	25 188	19 416
52 998	51 694	• Oil	(351)	5 507
–	–	• Other	(170)	(53)
		International energy		
3 764	5 166	cluster	880	383
1 793	3 027	• Synfuels International	(235)	(621)
1 971	2 139	• Petroleum International	1 115	1 004
73 696	81 913	Chemical cluster	(2 244)	6 605
11 304	15 525	• Polymers	946	1 511
17 182	18 115	• Solvents	495	2 382
28 780	29 534	• Olefins & Surfactants	(160)	1 512
		• Other chemical		
16 430	18 739	businesses	(3 525)	1 200
4 273	5 209	• Other businesses*	(2 654)	(1 220)
186 523	195 646		24 666	33 816
(56 580)	(57 810)	Intercompany turnover		
129 943	137 836			

*Includes share-based payment expenses related to the Sasol
Inzalo share transaction.

The preliminary financial statements are presented on a
summarised consolidated basis.

STATEMENT OF FINANCIAL POSITION

at 30 June	2009 Rm	2008 Rm
Assets		
Property, plant and equipment	70 370	66 273
Assets under construction	14 496	11 693
Goodwill	805	874
Other intangible assets	1 068	964
Investments in associates	2 170	830
Post-retirement benefit assets	716	571
Deferred tax assets	1 184	1 453
Other long-term assets	2 045	2 631
Non-current assets	92 854	85 289
Assets held for sale	86	3 833
Inventories	14 589	20 088
Trade and other receivables	17 117	25 323
Short-term financial assets	520	330
Cash restricted for use	1 247	814
Cash	19 425	4 435
Current assets	52 984	54 823
Total assets	145 838	140 112
Equity and liabilities		
Shareholders' equity	83 835	76 474
Non-controlling interest	2 382	2 521
Total equity	86 217	78 995
Long-term debt	13 615	15 682
Long-term financial liabilities	143	37
Long-term provisions	5 729	4 491
Post-retirement benefit obligations	4 454	4 578
Long-term deferred income	297	376
Deferred tax liabilities	9 168	8 446
Non-current liabilities	33 406	33 610
Liabilities in disposal groups held for sale	65	142
Short-term debt	4 762	3 496
Short-term financial liabilities	354	67
Other current liabilities	20 954	22 888
Bank overdraft	80	914
Current liabilities	26 215	27 507
Total equity and liabilities	145 838	140 112

STATEMENT OF CASH FLOWS

for the year ended 30 June	2009 Rm	2008 Rm
Cash receipts from customers	144 963	123 452
Cash paid to suppliers and employees	(96 776)	(88 712)
Cash generated by operating activities	48 187	34 740
Finance income received	2 264	957
Finance expenses paid	(2 168)	(2 405)
Tax paid	(10 252)	(9 572)
Dividends paid	(7 193)	(5 766)
Cash retained from operating activities	30 838	17 954
Additions to non-current assets	(15 672)	(10 855)
Acquisition of businesses	(30)	(431)
Cash obtained on acquisition of businesses	19	19
Disposal of businesses	3 486	693
Cash disposed of on disposal of businesses	–	(31)
Other net cash flows from investing activities	(321)	(239)
Cash utilised in investing activities	(12 518)	(10 844)
Share capital issued	1 154	387
Share repurchase programme	(1 114)	(7 300)
Contributions from non-controlling shareholders	406	185
Dividends paid to non-controlling shareholders	(583)	(555)
Increase/(decrease) in long-term debt	755	(782)
Decrease in short-term debt	(1 811)	(350)
Cash effect of financing activities	(1 193)	(8 415)
Translation effects on cash and cash equivalents of foreign operations	(870)	324
Movement in cash and cash equivalents	16 257	(981)
Cash and cash equivalents at beginning of year	4 335	6 088
Net reclassification to held for sale	–	(772)
Cash and cash equivalents at end of year	20 592	4 335

INCOME STATEMENT

for the year ended 30 June	2009 Rm	2008 Rm
Turnover	137 836	129 943
Cost of sales and services rendered	(88 508)	(74 634)
Gross profit	49 328	55 309
Other operating income	1 021	635
Marketing and distribution expenditure	(7 583)	(6 931)
Administrative expenditure	(9 050)	(6 697)
Other operating expenditure	(9 050)	(8 500)
Competition related fines	(3 947)	–
Effect of crude oil hedges	4 603	(2 201)
Share-based payment expenses	(3 325)	(1 782)
Effect of remeasurement items	(1 469)	(698)
Translation (losses)/gains	(166)	300
Other expenditure	(4 746)	(4 119)
Operating profit	24 666	33 816
Finance income	1 790	735
Share of profits of associates (net of tax)	270	254
Finance expenses	(2 531)	(1 148)
Profit before tax	24 195	33 657
Taxation	(10 480)	(10 129)
Profit for the year	13 715	23 528
Attributable to		
Owners of Sasol Limited	13 648	22 417
Non-controlling interest in subsidiaries	67	1 111
	13 715	23 528
Earnings per share	Rand	Rand
Basic earnings per share	22,90	37,30
Diluted earnings per share1	22,80	36,78

1 Diluted earnings per share are calculated taking the Sasol
Share Incentive Scheme and Sasol Inzalo share transaction into
account.

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June	2009 Rm	2008 Rm
Profit for the year	13 715	23 528
Other comprehensive income		
Effect of translation of foreign operations	(2 485)	3 452
Effect of cash flow hedges	(497)	261
Investments available-for-sale	–	(1)
Tax on other comprehensive income	101	(60)
Other comprehensive income for the year, net of tax	(2 881)	3 652
Total comprehensive income for the year	10 834	27 180
Attributable to		
Owners of Sasol Limited	10 796	26 062
Non-controlling interests in subsidiaries	38	1 118
	10 834	27 180

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June	2009 Rm	2008 Rm
Opening balance	78 995	63 269
Shares issued during year	1 154	387
Repurchase of shares	(1 114)	(7 300)
Share-based payment expenses	3 293	1 574
Disposal of businesses	425	–
Acquisition of businesses	–	(100)
Change in shareholding of subsidiaries	406	306
Total comprehensive income for the year	10 834	27 180
Dividends paid	(7 193)	(5 766)
Dividends paid to non-controlling shareholders in subsidiaries	(583)	(555)
Closing balance	86 217	78 995
Comprising		
Share capital	27 025	20 176
Share repurchase programme	(2 641)	(10 969)
Sasol Inzalo share transaction	(22 054)	(16 161)
Retained earnings	74 882	77 660
Share-based payment reserve	5 833	2 540
Foreign currency translation reserve	939	3 006
Investment fair value reserve	2	1
Cash flow hedge accounting reserve	(151)	221
Shareholders' equity	83 835	76 474
Non-controlling interest in subsidiaries	2 382	2 521
Total equity	86 217	78 995

SALIENT FEATURES

for the year ended 30 June		2009	2008
Selected ratios			
Return on equity	%	17,0	32,5
Return on total assets	%	18,7	26,9
Operating margin	%	17,9	26,0
Finance expense cover	times	12,3	14,5
Dividend cover	times	2,8	2,8
Share statistics			
Total shares in issue	million	665,9	676,7
Treasury shares (share repurchase programme)	million	8,8	37,1
Weighted average number of shares	million	596,1	601,0
Diluted weighted average number of shares	million	614,0	609,5
Share price (closing)	Rand	269,98	461,00
Market capitalisation	Rm	179 780	311 959
Net asset value per share	Rand	141,14	128,44
Dividend per share	Rand	8,50	13,00
– interim	Rand	2,50	3,65
– final	Rand	6,00	9,35
Other financial information			
Total debt (including bank overdraft)			
– interest bearing	Rm	17 814	19 455
– non-interest bearing	Rm	643	637
Finance expense capitalised	Rm	34	1 586
Capital commitments	Rm	25 309	25 048
– authorised and contracted	Rm	22 492	24 457
– authorised, not yet contracted	Rm	17 038	17 722
– less expenditure to date	Rm	(14 221)	(17 131)
Guarantees and contingent liabilities			
– total amount	Rm	29 545	37 381
– liability included in the statement of financial position	Rm	12 795	10 730
Significant items in operating profit			
– employee costs	Rm	17 532	14 443
– depreciation and amortisation of non-current assets	Rm	6 245	5 212
– operating lease charges	Rm	1 111	887
– share-based payment expenses	Rm	3 325	1 782

Directors' remuneration	Rm	50	65
Share options granted to directors – cumulative	'000	946	1 011
Share appreciation rights granted to directors – cumulative	'000	215	72
Sasol Inzalo share rights granted to directors – cumulative	'000	75	75
Effective tax rate1	%	43,3	30,1
Number of employees	number	33 544	33 928
Average crude oil price – dated Brent	US$/barrel	68,14	95,51
Average rand/US$ exchange rate	1US$ = Rand	9,04	7,30
Closing rand/US$ exchange rate	1US$ = Rand	7,73	7,83

1 Increase in effective tax rate as a result of competition related fines and share-based payment expenses which are not deductible for tax.

Reconciliation of headline earnings	Rm	Rm
Profit for the year attributable to owners of Sasol Limited	13 648	22 417
Effect of remeasurement items	1 469	698
Impairment of assets	458	821
Reversal of impairment	–	(381)
Loss/(profit) on disposal of assets	761	(440)
Loss on repurchase of participation rights in GTL venture	–	34
Loss on realisation of foreign currency translation reserve	–	557
Scrapping of non-current assets	234	107
Write off of unsuccessful exploration wells	16	–
Tax effects and non-controlling interests	35	(225)
Headline earnings	15 152	22 890

Remeasurement items per above			
Mining		3	7
Gas		4	104
Synfuels		137	25
Oil		(3)	(20)
Synfuels International		777	396
Petroleum International		18	(27)
Polymers		(1)	(12)
Solvents		158	104
Olefins & Surfactants		106	(27)
Other chemical businesses		246	229
Nitro		219	(199)
Wax		27	426
Other		–	2
Other businesses		24	(81)
Remeasurement items		1 469	698
Headline earnings per share	Rand	25,42	38,09
Diluted headline earnings per share	Rand	25,25	37,56

The reader is referred to the definitions contained in the 2008 Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The preliminary summarised consolidated financial results for the year ended 30 June 2009 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (in particular International Accounting Standard 34 Interim Financial Reporting) and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the preliminary summarised consolidated financial results are consistent with those applied for the year ended 30 June 2008, except as follows:

Sasol Limited has early adopted the following standards, except if otherwise stated, which did not have a significant impact on the financial results:

– IAS 27 (Amendment), Consolidated and Separate Financial Statements.
– IFRS 1 and IAS 27 (Amendment), Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate.
– IFRS 3 (Revised), Business Combinations.
– IAS 39 (Amendment), Eligible Hedged Items.
– IAS 39 and IFRS 7 (Amendments), Reclassifications of Financial Assets – Effective Date and Transition (effective 1 July 2008).
– IFRS 5 (Amendment), Non-current Assets Held for Sale and Discontinued Operations.
– IFRS 7 (Amendment), Financial Instruments: Disclosures – Improving disclosures about Financial Instruments.
– IFRIC 16, Hedges of a Net Investment in a Foreign Operation.
– IFRIC 18, Transfers of Assets From Customers.
–Various improvements to IFRSs.

These preliminary summarised consolidated financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

The preliminary summarised consolidated financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2008
On 1 October 2008, the European Union found that members of the European wax industry, including Sasol Wax GmbH, had formed a cartel and violated antitrust laws. A fine of R3 678 million (€318,2 million) was imposed by the European Commission on Sasol Wax, who has appealed the quantum of the fine. The fine was paid in January 2009.

Flowing from the group-wide competition law compliance review, an administrative penalty of R251 million was imposed on Sasol Nitro in terms of the settlement agreement concluded between Sasol Nitro and the Competition Commission of South Africa in respect of certain aspects of the Nutri-Flo matter and the sale of the phosphoric acid production asset matters. The penalty has been provided for at 30 June 2009.

Independent audit by the auditors
The preliminary summarised consolidated statement of financial position at 30 June 2009 and the related preliminary summarised consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended was audited by KPMG Inc. The individual auditor assigned to perform the audit is Mr AW van der Lith. Their unqualified audit report is available for inspection at the registered office of the company.

e-mail: investor.relations@sasol.com
Comprehensive additional information is available on our website: www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 September 2009   By: /s/ N L Joubert
                                                     Name: Nereus Louis Joubert
                                                     Title: Company Secretary